Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

April 5, 2022

Re:	Emersub CX, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed March 18, 2022 File No. 333-262106

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Emersub CX, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated April 1, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

We are providing to you a courtesy copy of this letter and two courtesy copies of the Amended Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on March 18, 2022. The changes reflected in the Amended Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers, captions (other than those in the Staff’s comments), sections and exhibits correspond to pages, captions, sections and exhibits in the Amended Registration Statement.

Registration Statement on Form S-4 Filed March 18, 2022

Risk Factors

A significant portion of our revenue will be attributable to operations outside the United States..., page 42

1.
To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia given Russia’s invasion of the Ukraine and the current conflict. Disclose that this could negatively impact the overall demand for your products or services and your results of operations. Additionally, disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations as a result of the conflict.

Response:
In response to the Staff’s comment, the Company has revised the risk factor “A significant portion of our revenue will be attributable to operations outside the United States, and our operating results therefore may be materially affected by the economic, political, military, regulatory and other risks of foreign operations or of transacting business with customers outside the United States, including Russia and Ukraine” on page 42.

Our software research and development initiatives, our customer relationships, and our customers' operations could be compromised..., page 46

2.	Disclose the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response:
In response to the Staff’s comment, the Company has revised the risk factor “Our software research and development initiatives, our customer relationships, and our customers’ operations could be compromised if the security of our information technology is breached as a result of a cyberattack. This could have a material adverse effect on our business, operating results and financial condition, and could impact our competitive position” on page 47.

Adjusted Projected Synergies and Pro Forma Projections, page 83

3.
We note your response to prior comment 4. Please clarify that your disclosure of the Adjusted Projected Synergies reflects quantitative and qualitative data points that were derived from the proprietary data and experience of both Emerson management and AspenTech management and that the Adjusted Projected Synergies were driven in part by the financial and operational data of the expected transformation of the business model of the Emerson Industrial Software Business following the completion of the transactions and its integration into the AspenTech business.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the heading “The Transactions—Projected Financial Data” on page 83 in accordance with the Staff’s guidance.

Please do not hesitate to contact me at (347) 668-0213 or phillip.mills@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Phillip R. Mills
Partner

cc	Mark J. Bulanda, President of Emersub CX, Inc.